UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934

HYTHIAM, INC.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

44919F 10 4
(CUSIP Number)

John C. Kirkland, Esq.
Luce, Forward, Hamilton & Scripps, LLP
601 S. Figueroa Street, Suite 3900
Los Angeles, California 9017
(213) 892-4979
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

October 19, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box |_|.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

1	NAME OF REPORTING PERSON
Socius Capital Group, LLC
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
IRS : 27-1051956

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO - See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

	7	SOLE VOTING POWER	12,500,000*

	8	SHARED VOTING POWER	0

	9	SOLE DISPOSITIVE POWER	12,500,000*

	10	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,500,000*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14%

14	TYPE OF REPORTING PERSON
OO - Limited liability company

*Shares underlying convertible note and warrant.  See Item 3.

1	NAME OF REPORTING PERSON
Patricia Peizer

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
IRS :

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO - See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

	7	SOLE VOTING POWER	12,500,000*

	8	SHARED VOTING POWER	0

	9	SOLE DISPOSITIVE POWER	12,500,000*

	10	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,500,000*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14%

14	TYPE OF REPORTING PERSON
IN

*Shares underlying convertible note and warrant held by Socius Capital Group, LLC, of which Ms. Peizer is the sole ultimate beneficial owner.  See Item 3.

1	NAME OF REPORTING PERSON
Reserva Capital, LLC
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
IRS : 000362735

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO - See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

	7	SOLE VOTING POWER	13,100,000

	8	SHARED VOTING POWER	0

	9	SOLE DISPOSITIVE POWER	13,100,000

	10	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,100,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16%

14	TYPE OF REPORTING PERSON
OO - Limited liability company

1	NAME OF REPORTING PERSON
Terren S. Peizer

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
IRS :

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY
-
4	SOURCE OF FUNDS
OO - See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

	7	SOLE VOTING POWER	28,181,379*

	8	SHARED VOTING POWER	0

	9	SOLE DISPOSITIVE POWER	28,181,379*

	10	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,181,379*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
35%

14	TYPE OF REPORTING PERSON
IN

*See Item 3.

ITEM 1.  SECURITY AND ISSUER.

This Schedule 13D relates common stock, par value $0.0001 par value per share, of Hythiam, Inc., a Delaware corporation (the “Issuer”).  The principal executive office of the issuer is located at 11150 Santa Monica Boulevard, Suite 1500, Los Angeles, CA 90025.

ITEM 2.  IDENTITY AND BACKGROUND.

This Schedule 13D is being filed jointly by Socius Capital Group, LLC, a Delaware limited liability company (“Socius”), Patricia Peizer, a citizen of the United States of America, Reserva Capital, LLC, a Calfiornia limited liability company (“Reserva”), and Terren S. Peizer, a citizen of the United States of America.  Socius, Ms. Peizer, Reserva and Mr.. Peizer are sometimes collectively referred to as the “Reporting Persons.”  Mr. Peizer is the sole member and Managing Director of Reserva which provides investment capital to companies.  Mr. Peizer is Managing Director of Socius which provides investment capital to companies.  Mr. Peizer is also Chief Executive Officer and Chairman of the Board of Directors of the Issuer.  The business address of the Reporting Persons is c/o Terren S. Peizer, 11150 Santa Monica Boulevard, Suite 1500, Los Angeles, CA 90025.

During the past five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the past five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

As set forth in the Schedule 13D filed by Reserva and Mr. Peizer on April 23, 2004, Hythiam, Inc., a New York corporation ("Hythiam NY"), was incorporated in New York on February 13, 2003, and Reserva was its sole stockholder.  Pursuant to an Agreement and Plan of Merger dated September 29, 2003, Reserva received 13,740,000 shares of common stock from the Issuer in exchange for all Reserva's shares of common stock of Hythiam NY.

Mr. Peizer has been granted 2,959,000 (2,081,379 are vested) incentive stock options in his capacity as Chief Executive Officer and Chairman of the Board of Directors of the Issuer.

Pursuant to a Securities Purchase Agreement dated October 19, 2010 by which Socius purchased a $250,000 Secured Convertible Promissory Note from the Issuer, Socius received a Warrant to purchase 6,250,000 shares of common stock from the Issuer, subject to adjustment as set forth therein upon dilutive financings, stock issuances or an event of default.

ITEM 4.  PURPOSE OF TRANSACTION.

The Reporting Persons intend to hold the securities of the Issuer for investment purposes.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a)  The aggregate number and percentage of shares of common stock to which this Schedule 13D relates is 28,181,379 shares of common stock of the Issuer, including shares underlying warrants and stock options.  This represents approximately 35% of the shares of the Issuer’s common stock, based upon 81,423,631 shares of Issuer’s common stock, $0.0001 par value, outstanding as of July 31, 2010, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2010.  The share number includes 2,959,000 stock options held by Mr. Peizer individually, 13,100,000 shares beneficially owned by Reserva, which is owned and controlled by Mr. Peizer, 500,000 shares beneficially owned by Bonmore, LLC (“Bonmore”), which is owned and controlled by Mr. Peizer, and 6,250,000 shares underlying a convertible note and 6,250,000 shares underlying a warrant held by Socius.  Ms. Peizer is the ultimate beneficial owner of Socius, and Mr. Peizer is the managing director of Socius.  By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, as its Managing Director, Mr. Peizer may be deemed to beneficially own or control shares owned by Socius, Reserva and Bonmore.  Mr. Peizer disclaims beneficial ownership of securities held by Socius.  Ms. Peizer disclaims beneficial ownership of all securities except those held by Socius, and disclaims control of all of the securities reported herein.

(b)  Reserva and Bonmore, which are owned and controlled by Mr. Peizer, have the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the shares of common stock reported as beneficially owned by them in Item 5(a) hereof.  Socius, which is beneficially owned by Ms. Peizer and controlled by Mr. Peizer, has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the shares of common stock underlying the warrant reported as beneficially owned by it in Item 5(a) hereof.  Mr. Peizer has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the shares of common stock underlying the employee stock options reported as beneficially owned by him in Item 5(a) hereof.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Joint Filing Agreement dated October 19, 2010, between and among the Reporting Persons, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 19, 2010	SOCIUS CAPITAL GROUP, LLC

	By:	/s/ Terren S. Peizer
	Name:	Terren S. Peizer
	Title:	Managing Member

Date: October 19, 2010	/s/ Patricia Peizer
	Name:	Patricia Peizer

Date: October 19, 2010	RESERVA CAPITAL, LLC
	By:	/s/ Terren S. Peizer
	Name:	Terren S. Peizer
	Title:	Managing Member

Date: October 19, 2010	/s/ Terren S. Peizer
	Name:	Terren S. Peizer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

SCHEDULE 13D JOINT FILING AGREEMENT

In accordance with Rule 13d-1 under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a Schedule 13D (including any additional amendments thereto) with respect to the securities of U.S. Aerospace, Inc. and that this Agreement be filed as an Exhibit to such Schedule 13D.  The undersigned further agree that any amendments to such statement on Schedule 13D may be filed jointly on behalf of each of them without the necessity of entering into additional joint filing agreements.

The undersigned further agree that each party hereto is responsible for timely filing of such statement on Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

The undersigned shall not be deemed to admit membership in a group by reason of entering into this Joint Filing Agreement.

Date: October 19, 2010	SOCIUS CAPITAL GROUP, LLC

	By:	/s/ Terren S. Peizer
	Name:	Terren S. Peizer
	Title:	Managing Member

Date: October 19, 2010	/s/ Patricia Peizer
	Name:	Patricia Peizer

Date: October 19, 2010	RESERVA CAPITAL, LLC
	By:	/s/ Terren S. Peizer
	Name:	Terren S. Peizer
	Title:	Managing Member

Date: October 19, 2010	/s/ Terren S. Peizer
	Name:	Terren S. Peizer